FIRST QUARTER 2008
FINANCIAL REPORT

March 31, 2008

MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (“MD&A”) for the First Quarter ended March 31, 2008, is current as of April 25, 2008, and is management’s assessment of the operations and financial results together with future prospects for Birch Mountain Resources Ltd. (“Birch Mountain" or the “Company”), and should be read in conjunction with the unaudited consolidated financial statements for March 31, 2008 (The Financial Statements) in addition to the audited Consolidated Financial Statements of the Company as at and for the years ended December 31, 2007 and December 31, 2006 (the “Audited Financial Statements”).  The financial statements have been prepared by the management of Birch Mountain, in accordance with Canadian generally accepted accounting principles (“GAAP”).  The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised of three independent directors. The audit committee reviews this disclosure and recommends approval by the Board of Directors. All financial information is expressed in Canadian dollars unless otherwise stated.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows from operations, to secure additional financing and to attain profitable operations.  In Q3 2007, the Company formally engaged RBC Capital Markets, to assist in the evaluation of strategic alternatives, which includes discussing debt and equity strategies for its immediate and medium term capital needs. Project-specific financing for larger anticipated capital expenditures related to the Hammerstone Project may be available in the future. There can be no assurance that these efforts will be successful.  To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The MD&A is based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform with the Company’s expectations and predictions is subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company’s expectations, including but not limited to: fluctuations in the price and demand for oil; fluctuations in the level of oil sands development activities; fluctuations in the demand for the Company’s products; the existence and competitive activities of competitors; technological changes and developments in the oil sands industry; the ability of oil sands companies to raise capital; the effects of seasonal and/or severe weather conditions on operations and facilities; the existence of operating risks inherent in mining; political circumstances impeding the progress of the Company or its customers; general economic, market or business conditions including stock market volatility, changes in laws or regulations, including taxation, and environmental, a shortage of qualified personnel, and other unforeseen conditions.  For a more thorough discussion of the risks associated with our business, see the “Risks and Uncertainties” section included as Additional Disclosure in this report and the “Risks and Uncertainties” section in the Company’s 2007 Annual Report on Form 20-F, filed on SEDAR at www.sedar.com.

As at March 31, 2008, Birch Mountain incurred a net loss of $6.2 M for the three months then ended and had an accumulated deficit of $48.2 M.

Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

1st Quarter 2008 Financial Report

BIRCH MOUNTAIN AND OUR BUSINESS

Birch Mountain is in the industrial minerals business producing and selling limestone aggregate and reagent products. The Company has defined a 1 billion tonne limestone mineral reserve on its mineral leases in northeastern Alberta.  The size and value of the reserve is based on an independent technical report (the “2006 Technical Report”) by AMEC Americas Limited (“AMEC”) and Phoenix Process Engineering Inc. (“Phoenix”) that was prepared in compliance with Canadian Securities Advisors’ National Instrument 43-101, Standards of Disclosure for Mineral Projects, and is available in the Company’s filings at www.sedar.com and www.sec.gov.

Birch Mountain operates the Muskeg Valley Quarry (MVQ), an early production stage limestone quarry that produces limestone aggregate products for sale to customers in the Athabasca Oil Sands region of northeastern Alberta. The Company is engaged in the regulatory approval process for the Hammerstone Project which will expand the MVQ and add an integrated limestone processing complex to provide manufactured limestone-based products such as quicklime, as well as related environmental services such as spent lime recalcining.

BIRCH MOUNTAIN’S VISION AND STRATEGY

Birch Mountain's vision is to be the supplier of choice to the oil sands industry for limestone aggregate and reagent products and related environmental services. The Company is committed to playing an integral role in developing the Athabasca Oil Sands by supplying key products for the construction and operation of bitumen extraction and upgrading facilities and for the build-out of regional infrastructure. Our strategy is to develop long-term, productive relationships with oil sands companies and other regional players, by ensuring the superior performance of our people, products and services.  To this end, Birch Mountain signed a multi-year agreement with Petro-Canada Oil Sands Inc. for the use of limestone in oil sands construction, the third multi-year agreement signed in the last twelve months.

At the core of our operations is a commitment to excellence in health, safety and environmental performance. We strive to enhance our position as a long-term preferred supplier to our customers by operating in a safe and environmentally responsible manner. We will meet the high volume needs of our customers, providing them with products and services that create value by meeting or exceeding their construction, operational and environmental requirements.

In developing our market and increasing our sales penetration, our strategy includes looking at external opportunities for expertise or longer-term financial backing. A special committee of the Board of Directors comprising independent directors was established in 2007 to explore strategic alternatives to enhance shareholder value.  Birch Mountain engaged RBC Capital Markets (“RBC”)  as a financial advisor to assist in the evaluation of the alternatives, which includes discussing debt and equity strategies for its immediate and medium term capital needs. Using RBC, the Company expects that the strategic review process will provide alternatives that will help stabilize and grow the business over the long term.

1st Quarter 2008 Financial Report

FIRST QUARTER 2008 OPERATIONS

As at December 31, 2007, the Company had incurred a net loss of $24.5 million for the year then ended and had an accumulated deficit of $42 million. The ability of the Company to continue as a going concern is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the operation of the MVQ and development of its mineral properties.

During the First Quarter 2008, Birch Mountain responded to additional queries regarding the Hammerstone application.  Birch Mountain continued to support RBC and the Special Committee in the strategic review.  Quarry operations were reduced to minimal levels during this period as winter extended its grip in northern Alberta well into April. Birch Mountain incurred a net loss of $6.2 million for the First Quarter and had an accumulated deficit of $48.2 million.

Sales

Total sales during First Quarter 2008 were $281 k as compared to $860 k for First Quarter 2007 as prolonged cold weather delayed the start of road construction projects.

Aggregate Production

Inventory of finished goods and work-in-process decreased slightly during the First Quarter and at period end totaled $ 4.69 million as compared to $ 4.74 million in 2007.   The Company produced 21,667 tonnes (2007 – 25,863) of aggregate, meeting various product specifications.  Inventory includes blasted, unexcavated rock, work-in-progress rock as well as processed aggregate stockpiles meeting Alberta Department of Transportation specifications.

Processed aggregate inventories are produced and stockpiled to assure the ability to supply the spot market for aggregates.  In the aggregate industry, inventory is manufactured to meet existing and anticipated orders in advance of customer’s expected delivery dates.  This ensures the Company produces the aggregates to the necessary specifications and is able to meet the delivery schedule required by the customer.  The Company holds this processed aggregate in inventory and a sale is not recorded until the customer takes delivery.

Aggregate Production, Inventory and Sales (tonnes)	Q1 2008	Q1 2007
Inventory at beginning of period	794,532	1,898,345
Adjustment for WIP and in-situ tonnage	-	46,555
Adjustment through survey	49,238	-
Production	21,667	25,863
Inventory transfer from WIP to finished goods	-	(25,863)
MVQ Sales	(10,757)	(74,293)
Internal Project Use	(2,906)	(21,466)
Inventory – MVQ	851,774	1,849,141
Sales
MVQ Sales	10,757	74,293
Off-quarry
Total Aggregate Sales	10,757	74,293

Birch Mountain had an excellent safety performance during the First Quarter 2008 with no lost time or serious incidents occurring at the quarry. The health and safety coordinator is working with all levels of the Company to develop materials, processes, and policies to support and build upon the Company’s safety culture.

1st Quarter 2008 Financial Report

Hammerstone Project

The proposed Hammerstone Project will integrate the existing MVQ into an expanded quarry and aggregate plant, and add a limestone processing complex to produce limestone-based reagent products such as quicklime, hydrated lime and cement. In addition, the proposed project includes facilities for recycling spent lime and reclaiming solid gypsum residues generated when reagent limestone or lime are used to capture sulphur from the combustion of alternative fuels such as bitumen and petroleum coke.  Concerns regarding natural gas price and availability may lead oil sands operators to use alternative, sulphur-bearing fuels in place of natural gas, a transition that is anticipated to increase regional demand for quicklime and reagent limestone for sulphur capture.

Birch Mountain filed an application for approval of the Hammerstone Project in May 2006, and an application update in February 27, 2007 (the “2007 Update”). The purpose of the 2007 Update was to inform stakeholders of Birch Mountain’s optimized development plan for the Hammerstone Project. The 2007 Update incorporated new environmental data, plus a number of engineering efficiencies and incorporates flash calciners as the startup strategy.  Adopting flash calciners will allow the Company to enter the quicklime market at a significantly lower capital cost than forecasted previously in the 2006 Technical Report and will provide the ability to stage early production to meet market demand.  The new staged plant capacities and capital expenditures are designed to better align the build-up of production capacity with current demand projections; the ultimate productive capacity is consistent with the 2006 Technical Report.

The Company submitted its responses to the first set of supplementary questions in support of the Environmental Impact Assessment (“EIA”) for the Hammerstone Project in the fourth quarter of 2007, with a second response to supplementary questions in the first quarter of 2008.  This is a normal part of the regulatory approval process and involved the expenditure of significant technical, engineering staff and consultant hours.  This work resulted in the successful completion of the assessment phase when the Director of Alberta Environment declared the EIA “complete” on May 2, 2008.  The Company anticipates completion of the regulatory approval process in 2008.

South Haul Road

The Company received approval in 2007 from Alberta regulatory authorities to construct the 12 kilometre South Haul Road (“SHR”), south from the MVQ, along the eastern side of the proposed Hammerstone Project. The road will connect with the proposed East Athabasca Highway (“EAH”). The SHR will be a critical link north and south with the EAH running west to east.  The EAH is an industry-led initiative to provide 54 kilometres of all-weather highway and a new bridge to serve the new and expanding oil sands developments east of the Athabasca River. The new highway will improve access from the MVQ to potential customers located south, east and west of the MVQ.

The developers of the EAH project are awaiting regulatory approvals and further construction will commence after all of the approvals and agreements are in place.

SUMMARY OF QUARTERLY RESULTS

First Quarter 2008

Sales for the First Quarter 2008 were low during the winter season similar to 2007. Interest expenses remain high in 2008 as the result of increased levels of debt financing.

1st Quarter 2008 Financial Report

Quarterly Results (000’s)	2008	2007				2006
Three months ended	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
Sales	$281	$ 1,508	$520	$4,809	$859	$656	$795	$87	-
Cost of sales	1,369	3,808	3,120	5,865	875	812	1,231	152	-
Interest and other income	93	36	22	68	42	48	69	164	$215
Interest, bank charges, and foreign exchange (gain)/ loss	1,787	1,454	703	580	660	353	-	1	2
Accretion of debenture discount	292	295	291	285	279	76	-	-	-
Accretion of financing fees	120	619	133	181	-	-	-	-	-
Indirect quarry costs	533	1,231	1,336	1,595	550	426	378	358	173
Administrative expenses	2,368	1,015	1,038	1,563	1,018	1,601	936	872	855
Stock-based compensation expense	327	899	475	379	815	716	916	253	959
Amortization and depletion expense	157	4	336	217	221	114	122	29	18
Mineral exploration costs	-	116	175	122	107	(9)	393	201	273
Loss for the period	(6,167)	(7,901)	(7,067	(5,912)	(3,627)	(3,387)	(3,113)	(1,625)	(2,067)
Loss per share - basic and fully diluted	(0.07)	(0.09)	(0.09)	(0.07)	(0.04)	(0.04)	(0.04)	(0.02)	(0.03)
Inventory	4,694	$4,741	$4,905	$4,354	$5,248	$5,703	$2,841	$1,488	$422
Mineral properties	54,882	$54,765	$52,387	$51,443	$45,303	$44,608	$38,277	$30,712	$21,230
Total assets	$89,873	$96,038	$85,576	$84,698	$86,549	$84,972	$63,730	$49,106	$44,360

1st Quarter 2008 Financial Report

First Quarter 2008

1.

The Company signed a multi-year agreement with Petro-Canada Oil Sands Inc. for the use of our limestone for oil sands construction.

2.

Responses were provided to the final supplemental questions in support of the Hammerstone Project Environmental Impact Assessment, (EIA).

3.

John Clarke, MBA, FCA was appointed Chief Financial Officer.

4.

2.46 M stock options were granted during the quarter to employees, directors and advisors at an average price of $.58 per share

5.

2.60 M stock options were cancelled during this time period.

RESULTS OF OPERATIONS

The Company incurred a loss of $ 6.2 million in the First Quarter 2008 and at March 31, 2008, had an accumulated deficit of $48.2 million. Market conditions for construction products were slow in the first quarter owing to the prolonged cold winter weather. Only key quarry staff and minimal rental equipment was retained to contain costs. The Quarry remained open to supply customer orders, including limited deliveries of reagent limestone, and to allow development of new product offerings.

The opportunity was taken to blast and construct a ramp down into the deepest unit in the Quarry, the 13 metre thick, Unit 1 limestone. Processed construction aggregates meeting supply specifications were produced from Unit 1, confirming aggregate production on a commercial scale from all the units of the 45 metre thick limestone deposit at the Muskeg Valley Quarry.

A prototype wash plant was sourced to enable the Company to produce washed concrete rock to allow market entry during the 2008 construction season.  The wash plant will be installed on a trial basis in Q2 and pre-production scale confirmation work carried out.

Income

During the First Quarter 2008, the Company earned revenues from limestone and trucking sales of $281 k (2007 – $859 k) and cost of sales of $1,088 k (2007 - $748 k).

1st Quarter 2008 Financial Report

Expenses

During the First Quarter 2008, expenses totaled $5,172 k

Expenses (000’s)	2008 Q1	2007 Q1
Amortization of Property, Plant and Equipment, Amortization of Mineral Properties and Accretion of Asset Retirement Obligation	157	221
Interest and Bank Charges	1,787	939
Mineral Exploration Costs	-	108
Office	556	122
Professional Fees	515	309
Indirect Quarry Costs	533	677
Salaries, Wages and Benefits	1,135	263
Shareholder Services and Marketing	162	325
Stock-based Compensation	327	816
Total Expenses	$ 5,172	$ 3,780

Total expenses increased by $1.39 million or 37% relative to Q1 2007.

1.

Accretion of the unamortized discount on the two debentures totaled $292 k.

2.

Amortization of property, plant and equipment; amortization of mineral properties and accretion of the asset retirement obligation decreased approximately $64 k.

3.

Interest and bank charges have increased during the first quarter as a result of interest paid on the credit facility.

4.

Long-term interest has increased as a result of issuance of new debentures of $31.5 M in December 2007.

5.

Professional fees increased by approximately $206 k largely due to increased consulting, accounting, tax and audit fees.

6.

Indirect quarry costs have increased by $1 M over 2007 due to travel and accommodation, salaries, wages and benefits, and increased costs for regulatory and environmental monitoring.

Cost of Sales and Indirect Quarry Costs

In 2007, the Company reviewed the presentation of cost of goods sold and expenses and decided that it would be a better representation to reclassify some of the indirect quarry costs to cost of sales. The tables below outline the cost of goods sold and expenses included in each area.

Quarterly Results (000’s)	2008	2007
Three months ended	March 31	Dec 31	Sept 30	June 30	Mar 31
Cost of sales	$1,369	$ 3,808	$ 3,120	$ 5,865	$ 875
Indirect quarry costs	$533	1,231	1,336	1,595	551

1st Quarter 2008 Financial Report

During the First Quarter 2008, the Company had cost of sales of $ 1,369 k (2007 - $749 k) and spent a total of $533 k (2007-$551 k) on indirect quarry costs.

Indirect Quarry Costs (000’s)	Q1 2008	Q1 2007
Quarry Maintenance – road maintenance, grading, snow removal and dewatering	$ 189	$ 31
General Contractors – security, quality control, supervisors	147	162
General Costs – site office, supplies	186	49
Travel and Accommodation – supervisor and non-production staff air, vehicle, hotel, camp and meals	-	54
Salaries, Wages and Benefits – supervisor and non-production staff salaries and benefits	-	173
Indirect Quarry Costs	$ 533	$ 551

Mineral Development Costs (000’s)

During the First Quarter 2008, the Company did not incur any mineral development costs, but had spent

$830 k in the corresponding quarter of 2007.

Mineral Development Costs (000’s)	Q1 2008	Q1 2007
Industrial Minerals Development Costs	$ -	$ 722
Mineral Exploration and Technology Costs	-	108
Total Mineral Expenditures	$ -	$ 830

Professional Fees

During the First Quarter 2008, the Company spent a total of $ 515 k on professional fees compared to

$ 309 k in 2007.

Professional Fees (000’s)	Q1 2008	Q1 2007
Accounting, Tax and Audit	$ 515	$ 309
Financing Fees on Long Term Debt	-	151
Information Technology	-	121
Legal and Recruiting Fees	-	298
Stock Based Compensation	-	178
Other	-	3
Total Professional Fees	$ 515	$ 1,339

1st Quarter 2008 Financial Report

Shareholder Services and Marketing

During the First Quarter 2008, the Company spent a total of $ 162 k on shareholder services and marketing compared to $ 325 k in 2007.

Shareholder Services and Marketing (000’s)	Q1 2008	Q1 2007
General Services – transfer agent, press releases and general investor mailing	6	32
Investor Relations	18	72
Investor Relations Stock Compensation	-	222
Marketing Fee	25	49
Marketing – advertising, promotion and marketing fees	14	49
Stock Exchange Costs – listing and filing fees	99	40
Travel and Accommodation - executive and board travel	-	35
Total Shareholder Services	$ 162	$ 325

LIQUIDITY AND CAPITAL RESOURCES

Birch Mountain is in early operations and currently has insufficient revenue to meet its yearly operating and capital requirements. The Company has historically raised funds necessary to conduct its business primarily through issuance of equity or debt.  The Company has incurred operating losses since its inception in 1995, and as of March 31st, 2008, has an accumulated deficit of $48.2 million. Losses are from costs incurred in the early operation and development of the MVQ and the Hammerstone Project, exploration of mineral opportunities and mineral technology research.  Results of operations have fluctuated from period to period and are expected to do so in the future. Future operating losses may occur as a result of the continued operation of the MVQ and development of the Hammerstone Project.

The Company has a working capital balance at March 31, 2008 of $2.1 million, a decrease of approximately $5.5 million from December 31, 2007.

The current estimates for capital for the MVQ and the initial phases of the Hammerstone Project, from 2008 to 2011, are $108 million, down from the $229 million in the 2006 Technical Report. The basis for the revised 2007 capital cost estimate for the Hammerstone Project was based on the following:

  A revised project schedule that deferred construction of higher cost quicklime and activation kilns.

  A revised capital plan that utilized lower cost flash calciners for initial quicklime production.

  Capital cost estimates for the flash calciners prepared by Mr. John Macfadyen P.E., of Phoenix Process Engineering Inc.

  The existing capital cost estimates for all other components from the August 2006 NI 43-101 Technical Report.

During the First Quarter 2008, Birch Mountain received $ 78 k (2007 - $ 490 k) from the exercise of stock options.

At present, the Company does not have sufficient working capital or cash flows to continue operations through 2008 without significant cash receipts from product and limestone royalty sales or short term financing through debt and/or equity.  The Company is actively pursuing sales opportunities.  The Company formally engaged RBC Capital Markets to assist in the evaluation of strategic alternatives, which includes discussing debt and equity strategies for its immediate and medium term capital needs.  To the extent the Company raises additional capital by issuing equity or convertible debt securities, ownership dilution to shareholders will result.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

1st Quarter 2008 Financial Report

CONTRACTUAL OBLIGATIONS

Contractual obligations for capital resources include general operating leases, equipment capital leases, long term debt repayments plus interest, interest payments on convertible debentures and land payments for the maintenance of the mineral permits and leases granted to the Company by the Government of Alberta. All contractual obligations are disclosed in the notes to the Company’s consolidated financial statements.

Long-term debt repayments, office and other operating lease payments are as follows:

Contractual obligations due (000’s)	2008	2009	2010	2011	2012 and thereafter	Total
Capital lease obligation	13	13	14	-	-	42
Operating lease obligations	455	435	411	403	403	2,109
Land related	460	460	460	460	460	2,304
Long term debt	1,387	1,387	1,387	1,387	1,384	6,934
Convertible debentures interest	5,298	5,298	5,298	5,298	1,614	22,809
Other	35	-	-	-	-	35
Total contractual obligations	7,652	7,596	7,573	7,551	3,863	34,235

At March 31st, 2008, the Company holds mineral leases, mineral permits and mineral permits for which applications have been filed for conversion to leases, in the Athabasca region, covering an area of 317,626 hectares (784,851 acres).  Lease payments, along with associated fees in 2008 and years beyond, will be approximately $460,851 annually; if Birch Mountain continues to hold all of its mineral leases into the future and will increase once current lease conversion applications are approved.  Mineral permits are maintained in good standing by making allowable exploration assessment expenditures, although there is no obligation to do so.  Birch Mountain continuously evaluates its mineral permit holdings, relinquishing and/or acquiring permits as dictated by exploration and strategic priorities as well as financial considerations.

In December 2007, the Company issued a senior secured convertible debenture having a face value of $31.5 million.  The debentures were issued in a private offering in connection with the refinancing of an existing credit facility and mature on June 30, 2012.  With restriction on conversion ability, the debenture is convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $0.80 per share.  During the period up to December 31, 2008, the holder may only convert in event of a change of control or event of default by the holder according to the terms of the agreement.  Until such time as shareholder approval is obtained, which is expected at the Company’s annual general meeting, the holder is restricted from converting principal amounts that would result in the holder owning 20% or more of the total outstanding common shares of the Company. During the year ended December 31, 2007 no debentures were converted into shares. The debentures bear interest at prime rate plus 4%, calculated daily, compounded and payable monthly.  Assuming no conversions, interest expense relating to the debentures will be approximately $3.2 million annually.

1st Quarter 2008 Financial Report

In December 2006, the Company issued convertible unsecured subordinated debentures having a face value of $34.5 million.  The debentures were issued pursuant to a public offering and mature on December 31, 2011.  The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share.  During the year ended December 31, 2007 no debentures were converted into shares. The debentures bear interest at 6% and interest is payable semi-annually.  Assuming no conversions, interest expense relating to the debentures will be approximately $2 million annually.

The Company financed a crushing and screening plant with the Canadian Western Bank in 2006.  The original loan amount was $7 million with an interest rate of 6.02%.  The loan is to be paid off over five years based on blended principal and interest payments of $1.4 million per year.

The Company is required to reclaim any land disturbances, as detailed in its environmental approvals for the MVQ.  The Company estimated, based on costs provided by independent reclamation specialists to the Company, the costs for third parties to return the MVQ to its reclaimed status as at December 31, 2007, would be $3 million.  For financial statement purposes, these costs have been discounted to $1.7 million.  Based on a preliminary estimate, the Company issued a letter of credit to Alberta Environment for $2 million for this reclamation work.  The Company re-evaluates this annually as required in its approval process and, the Company believes it will be required to post $1 million additional security with Alberta Environment in June 2008.  Also in connection with land disturbances, the Company was required to pay timber damage fees for immature trees removed, which had not reached commercial value.  The Company paid fees based on the permitted area of the MVQ even though not all the trees have been cut.  A long-term asset of $137 k has been recorded for the balance of amounts prepaid and this will be reduced as trees are actually cleared and sold for processing.

The Company estimated a future liability for the indemnification of shareholders for flow-through shares issued in 2003 and 2004, for which the Company was not able to incur qualifying expenditures.  The estimated liability and potential income taxes payable in the amount of $2.4 million has been accrued as another current liability.  During 2006, the Company amended its tax filing position and has reported the impact to the subscribers.  The actual liability will not be known until the Canada Revenue Agency (“CRA”) reassesses each affected subscriber and the amounts are known by the Company.  The payment of the liability may extend over future years and the estimate could vary by up to fifteen percent.  During 2007, the Company had meetings and correspondence with representatives from the CRA to determine a course of action and the CRA has instructed the Company to continue working with its affected shareholders to re-file their tax returns.

RISKS AND UNCERTAINTIES

Capital

Birch Mountain currently has insufficient revenue to meet its yearly operating and capital requirements.  Historically, the Company has successfully raised funds necessary to develop its leases and permits, to prepare for and plan operations and to conduct its corporate affairs primarily through public and private placements of common stock or debt financing. As required in the future or as advantageous to the Company, financing may be available through joint venture or partnering agreements, through additional issuance of equity or by obtaining project debt financing.  Although these are alternatives the Company will investigate, there is no assurance that the Company will be successful in raising the capital it needs to continue its business.

1st Quarter 2008 Financial Report

Birch Mountain is Currently in the Early Production Stage

Birch Mountain is an early stage production company.  The Company has one project with two phases.  The first phase was the construction and opening of the MVQ, which is operational, and the second phase is the Hammerstone Project, which is in the development stage.  There is a risk that the operations at MVQ may have delays, interruptions or increased costs or that the Hammerstone Project may not commence at all, due to many factors, including, without limitation:

  breakdown or failure of equipment or processes;

  production performance falling below expected levels of output or efficiency;

  design errors;

  contractor or operator errors;

  non-performance by third-party contractors;

  labour disputes, disruptions or declines in productivity;

  increases in materials or labour costs;

  inability to attract sufficient numbers of qualified workers;

  delays in obtaining, or conditions imposed by, regulatory approvals;

  changes in the scope of the development or operations;

  markets for products not developing as expected;

  violation of permit requirements;

  disruption of energy supply; and

  catastrophic events such as fires, earthquakes, storms or explosions.

The current construction and operations schedules may not proceed as planned, there may be delays and the operation of the MVQ and the development of the Hammerstone Project may not be achieved on time or on budget.  Any such delays may increase or decrease the costs and may require additional financing, which may not be available.  Actual costs to operate the MVQ or to construct and develop the Hammerstone Project will vary from estimates and such variances may be significant. Given the stage of development of the Hammerstone Project, various changes may be made prior to completing construction.  Based on current scheduling, the Hammerstone Project is not expected to start commercial quicklime operations before late 2009.

Regulatory and Environmental Requirements May Impact the Company’s Ability to Operate

The Company operates in areas that are subject to government provisions regulating operations and development of mineral resources.  Birch Mountain may be constrained or forbidden to develop its plans and mandated operating guidelines may adversely affect the economic viability of the projects.  The Company holds metallic and industrial mineral permits and leases issued by the Government of Alberta.

Birch Mountain is required by regulation to operate under environmental approval conditions that are issued by the Government of Alberta and the Government of Canada.  Additionally, public expectation of industry’s environmental performance is high. Birch Mountain has established environmental policies, procedures and management systems and has operated the quarry in full compliance with all environmental conditions since quarry operations began in 2006.  Birch Mountain has and will continue to work with regulators and local communities to address public environmental concerns.

Competitive Risk May Reduce the Corporation’s Ability to Operate

Birch Mountain must develop its mineral reserves and there is no assurance the type or amount of the mineral reserves will produce the economic results expected.† Additionally, the Company must negotiate sales arrangements with its customers and demonstrate that its products are reliable and suitable for use in the oil sands industry.  Although the Company believes that competing aggregate companies in the Fort McMurray region are limited in both size and quality and, as a result, high market share assumptions have been made, Birch Mountain may have to compete with larger companies that have greater assets and financial and human resources, and which may be able to sustain lower margins than the Company to develop business. Birch Mountain and the economic viability of the MVQ and the Hammerstone Project may be negatively impacted if new sources of aggregates and/or industrial minerals are located and developed.

1st Quarter 2008 Financial Report

Independent Reviews Provide No Assurance of Future Results

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the MVQ and the Hammerstone Project, it cannot be assured that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate. Birch Mountain gained regulatory approval for the MVQ in 2005 and beginning in 2006, operated the quarry and successfully extracted, processed and sold quality limestone aggregate products. The ability of Birch Mountain to obtain the necessary approvals, to secure adequate operating and capital financing to move forward with the next phase of quarry expansion and the construction and operation of the quicklime plant, and to operate profitably in the future are uncertain.

Customer Dependency May Reduce the Flexibility of the Company to Operate

For the sale of aggregate and less so for the sale of reagent products, Birch Mountain is dependent on customers located geographically near the limestone quarry and production facilities.  Costs of transportation of aggregate are high relative to its cost of production and tend to be prohibitive to customers who might ship the product over longer distances.  As a result, Birch Mountain plans to market products to the oil sands industry in the Fort McMurray region.  With market concentration based on geography, Birch Mountain is dependant on production and expansion in the local area.  There are no guarantees that oil sands companies will continue to require the Company’s products in sufficient quantities to ensure profitable operations.

Personnel Risks May Impact the Company’s Ability to Carry Out its Operational Plans

The Company currently employs 31 fulltime and part time employees.  In 2007, operations, maintenance and technical personnel were hired to operate the quarry 24 hours per day, seven days per week, producing and shipping up to 20,000 tonnes per day.  In Northern Alberta, skilled labour and technical services are in high demand and there is uncertainty surrounding the ability to obtain the workforce required to implement the future stages of the Hammerstone Project, which includes the construction and operation of the quicklime plants.  Should the Company not be able to secure sufficient personnel, the project may not become operational or economically viable.

Alternate Technologies May Reduce the Demand for the Company’s Products

The use of limestone for aggregates and the use of quicklime as a product for desulphurization of air emissions and water treatment could be replaced by alternate technologies as the oil sands industry looks at more cost-effective and efficient methods.  The rate of development and adoption of new technologies and the impact of these technologies on the Company’s business cannot be determined.

Revenue and Earnings May Fluctuate Which Could Affect Our Common Share Price

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

  Concentration in our customer base

  The timing of substantial orders

  Seasonal fluctuations in demand

  Delays in the manufacture or shipment of products

  Our ability to obtain payment from our customers on a timely basis

  Our ability to manage inventory levels given the volatility in our sales, the length of the sales cycle and the variable and unpredictable nature of demand in the region

As a result, quarter-to-quarter and seasonal comparisons of our revenues and earnings may not be meaningful.

It is also possible that these quarterly fluctuations could result in our operating results falling below the expectations of investors and securities analysts in one or more future quarters. As a result, these quarterly fluctuations in our revenues and earnings may affect the market price of our Common Shares.

1st Quarter 2008 Financial Report

OFF-BALANCE SHEET ARRANGEMENTS

The Company has an operating line with a Canadian chartered bank that provides for an operating overdraft on the Company’s chequing account and is available for letters of credit.  At December 31, 2007, the Company has issued letters of credit under this agreement, in the amount of $2 million, to Alberta Environment for future site reclamation liabilities.  As security for this operating line, the Company has pledged $2 million of short-term investments on deposit at the bank.  These particulars are disclosed in the notes to the Company’s consolidated financial statements, as these amounts by their nature do not appear on the Company’s consolidated balance sheet.

1st Quarter 2008 Financial Report

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Birch Mountain is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principle executive and principal financial officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedure that:

1.

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

The Chief Operating Officer and Chief Financial Officer, together with management, have reviewed the design and effectiveness of the Company’s internal control over financial reporting as part of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and have identified the following material weaknesses in our internal control over financial reporting as of December 31, 2007:

1.

Inadequate entity-level controls due to (i) weak tone at the top to implement an effective control environment and (ii) a lack of adequate controls over changes to financial applications.

2.

Lack of adequate procedures for (i) inventory surveys, valuation and costs capitalized to inventory and (ii) a lack of segregation of duties, weakness around timely and consistent management review of account reconciliation of technical accounts.

3.

Lack of sufficient personnel with appropriate knowledge, experience and training in U.S. GAAP reconciliations.

4.

Transaction level control deficiencies, around (i) timely recording of invoices (ii) accruals and (iii) estimates which taken in the aggregate constitute a material weakness.

1st Quarter 2008 Financial Report

Because of the material weaknesses described above, management concluded that, as of December 31, 2007, internal control over financial reporting was not effective based on the COSO criteria.

During 2007, management disclosed its material weaknesses every quarter and made significant improvements in establishing various controls compared to 2006.  Management is committed to continuously improve its internal controls throughout 2008 and has already changed existing policies and processes.  This will result in an improved control environment.  However, there will still be weaknesses concerning segregation of duties due to the small size of the Company and the Company will still rely on external advisors for technical accounting, tax and financial reporting expertise. There were no material changes in internal control over financial reporting in the First Quarter 2008.

FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other current liabilities approximates their fair value because of the short-term maturities of these items. Occasionally, the Company enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy.

RELATED-PARTY TRANSACTIONS

The Company had the following transactions with related parties during this period:

Related Party Transactions (000’s)	Q1 2008	Q1 2007
Legal fees paid to law firms in which officers are partners and reported in professional fees	$91	$ 211
Wages paid to a related party employee and reported in salaries, wages and benefits	26	41
Legal fees paid to companies owned by officers and reported in professional fees	-	20

At March 31, 2007 $134 k of these amounts were included in accounts payable.  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, expenses and contingent liabilities. The Company evaluates the estimates periodically. In making judgments about the carrying values, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from those reported.   The Company reviews significant areas subject to estimation with the Audit Committee.   Significant areas requiring estimates include the determination of capitalization and impairment of mineral properties and capital assets and reclamation obligations, other current liabilities and the calculation of stock-based compensation expenses.

1st Quarter 2008 Financial Report

Mineral properties - Capitalization and Asset Retirement Obligation

The Company’s expenditures relating to the acquisition of mining leases and permits and the exploration and development thereon, including general and administrative expenses, have been capitalized on the basis of each area of potential.  These capitalized expenditures are charged against income, through unit of production depletion, when properties commence commercial production.  The related costs of abandoned areas re charged against income.  If a mineral property becomes impaired it will be written down to the impaired value in the period the impairment is determined.  The amounts recorded for mineral properties represent costs to date and do not necessarily reflect present or future value.  Recovery of capitalized costs is dependent upon successful development of economic operations or sale of such property in amounts at least equal to costs capitalized.

Costs estimated for future site reclamation are based on estimates of independent consultants and are discounted based on an interest rate and expected timing of the future expenditures.  These assumptions could change in the future and could impact the recorded obligation.  Actual future costs could vary materially from those recorded.

Other current liabilities

The Company raised capital through the issuance of flow-through shares in 2003 and 2004, which provided for an indemnity to the subscriber for additional taxes payable if Birch Mountain was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber.  The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment.  The Company is exposed to costs for the indemnification of the subscribers and any assessed income taxes.  The Company has estimated and accrued a potential liability in the amount of $2.4 million (2007 - $2.4 million).  This amount is based on assumptions of the tax filing positions of the subscribers, their tax rates and an estimate of income taxes that may be payable, which will not be known until all potentially affected subscribers are reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company.  The Company believes this estimate could vary higher or lower by up to fifteen percent.

Stock-based compensation

The Company has stock-based expenses for stock option awards to employee, directors, officers and consultants, as explained in the accompanying consolidated financial statements.  Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for recording stock-based compensation and payments.  These standards require that all stock-based awards to employees and non-employees be accounted for in the Company’s consolidated financial statements using the fair value method.  Under this method, the fair value computation requires estimates of the expected life of the option, stock volatility and the risk-free interest rate expected over the life of the option.  A change in these assumptions could materially change the amount of stock-based expenses recorded.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies during the First Quarter 2008.

Future accounting changes

As of January 1, 2008 the Company was required to adopt new CICA standards, Section 3862 “Financial Instruments – Disclosures”, and Section 3863 “Financial Instruments – Presentation,” which will replace Section 3861 “Financial Instruments – Disclosures and Presentation.” The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.  In addition, the Company will be required to adopt the new CICA Section 1535 “Capital Disclosures” which will require companies to disclose their objectives, policies and processes for managing capital as well as disclosures as to include whether companies have complied with externally imposed capital requirements. The new requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

1st Quarter 2008 Financial Report

In January 2006, the CICA Account Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.  The adoption by Birch Mountain of the IFRS standards may come as early as 2009 as security regulators in Canada and the United States are or have announced projects to allow for early adoption.

1st Quarter 2008 Financial Report